UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 28, 2019, Farfetch Limited issued a press release, a copy of which is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Exhibit List

Exhibit	Description

99.1	Press Release of Farfetch Limited, dated February 28, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farfetch Limited

Date: February 28, 2019	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & SVP Group Legal